Exhibit 99.2

Management’s Discussion and Analysis

First Quarter Ended March 31, 2020

(Expressed in United States dollars, except per share amounts and where otherwise noted)

May 14th, 2020

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2020 and related notes thereto which have been prepared in accordance with IFRS 34, Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2019, which are in accordance with IFRS, and the related MD&A. References to “Entrée” and the “Company” are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form (“AIF”)), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

Q1 2020 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

●

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see “Overview of Business” below). On May 13, 2020, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on underground development on the Oyu Tolgoi mining licence:

o

The Covid-19 (coronavirus) pandemic has provided unprecedented challenges, yet underground development on the Oyu Tolgoi mining licence, although experiencing delays with the construction of some underground infrastructure, has continued to progress. OTLLC is seeing the benefits of a highly skilled local workforce being able to adapt to the challenges presented by the restrictions imposed due to the Covid-19 pandemic.

o

Despite the challenges of personnel movements posed by Covid-19, underground development performance continues as expected. The first quarter 2020 resulted in an average lateral development rate of 1,822 equivalent meters (“eqm”) per month with March seeing 1,939 eqm.

o

Despite these gains, the unprecedented circumstances of Covid-19 have had an impact on some aspects of the underground development, as local governments have restricted access to the mine for teams from OTLLC, Rio Tinto International Holdings Ltd. (“Rio Tinto”) and their construction partners, challenging supply logistics. While mine management believes the situation remains manageable, underground development progress could be impacted if experts continue to be unable to access the site by the end of the second quarter 2020.

o

Shafts 3 and 4 have been placed on care and maintenance until expert service providers can return to site to complete technical commissioning of specialised equipment and commence sinking activities. The possibility of specialised support via remote means is being explored to minimise the impact of travel restrictions currently in place due to the Covid-19 pandemic on development progress, but delays are still anticipated. Work has also slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has been reduced to day shift activity only from late March. The opportunity to return to a double shift pattern is currently being assessed.

o

Ordinary course elongation of newly commissioned ropes may impact Shaft 2 ore hoisting. Payload and speed have been reduced to prolong the ability to use the hoist until specialised personnel are able to reach the site to perform the necessary adjustments. These mitigations allow development to proceed unimpeded and the potential for remote support to rectify the situation whilst travel restrictions remain in place is being discussed. People and materials movement via the service hoist continue to operate normally.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

o

The 2016 Oyu Tolgoi Feasibility Study (“OTFS16”) mine design calls for the development of three panels: Panel 0 followed by Panel 1 and Panel 2. As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design.

o

A design change for Panel 0 on the Oyu Tolgoi mining licence has been approved by OTLLC, Turquoise Hill and Rio Tinto. This is the basis of the definitive estimate (the “Definitive Estimate”) of project cost and schedule due in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. The approved design, many fundamentals of which remain unchanged from OTFS16, is based on a block cave and includes two pillars; one to the north and one to the south of Panel 0. Study work is ongoing by OTLLC and Rio Tinto to assess the recoverability of the pillars.

o

The next phase of mine design studies will include design optimisation for Panel 0, and a review of mine design options for Panel 1 and Panel 2 to utilize the learnings from the Panel 0 work. The Panel 1 and Panel 2 studies, expected by Turquoise Hill to be finalized as early as possible in 2021, will be informed by additional data collected from an underground drilling program which is in progress.The block cave design anticipates a delay to OTFS16 key project milestones of sustainable production from the Oyu Tolgoi mining licence by 25 months (with a range of 21 to 29 months) inclusive of an allowance for schedule contingency, and an increase in underground development capital cost of $1.5 billion (with a range of $1.3 to $1.8 billion), subject to any additional scheduling delays or increases in capital costs arising from the impacts of the Covid-19 pandemic, which may also reduce the available contingency in these estimates.

Entrée/Oyu Tolgoi JV Property

●

The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern extension of Panel 1. Once OTLLC, Turquoise Hill and Rio Tinto have delivered the Definitive Estimate and completed their review of mine design options for Panel 1, Entrée anticipates it will be able to assess the potential impact on mineral resources and reserves estimates and underground development cost and schedule for the Entrée/Oyu Tolgoi JV Property. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

●	Q1 2020 operating loss and operating cash outflow before working capital were both $0.4 million and were consistent with the comparative quarter of Q1 2019.

●

As at March 31, 2020, the cash balance was $4.8 million and the working capital balance was $4.8 million. The Company holds the majority of its cash in Canadian currency. As a result of the significant change in the foreign exchange rate versus the US dollar in March 2020, the Company’s US dollar reported cash balance was negatively impacted by approximately $0.2 million. However, the majority of the Company’s expenditures are in C$ and these foreign exchange rate movements are not expected to have a material impact on the Company’s cash position.

●

The Company recognises the unprecedented situation surrounding the ongoing Covid-19 pandemic and is closely monitoring the effect of the Covid-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances. See “Critical Accounting Estimates, Risks and Uncertainties” below.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi joint venture (the “Entrée/Oyu Tolgoi JV”) state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

●

Blue Rose JV – a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) on minerals other than iron ore on Exploration Licence 6006 (“EL 6006”) in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.

●	The right to Cañariaco Project Royalty Pass-Through Payments (see “Investments” section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at March 31, 2020 and the date of this MD&A, Rio Tinto beneficially owns 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.3% of the outstanding shares of the Company. As at March 31, 2020 and the date of this MD&A, Sandstorm Gold Ltd. (“Sandstorm”) owns 37,136,880 common shares, or 21.2% of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American LLC and its common shares commenced trading on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the trading symbol “ERLFF”. On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”.

OUTLOOK AND STRATEGY

The Company’s primary objective for the 2020 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company continues to expect 2020 full year expenditures, which include Mongolian site management and compliance costs, to be between $1.5 million and $1.7 million.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of a technical report (the “2018 Technical Report”) completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, a reserve case (the “2018 Reserve Case”) and a Life-of-Mine (“LOM”) Preliminary Economic Assessment (the “2018 PEA”). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of the second lift of Hugo North Extension (“Lift 2”) and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within OTFS16, completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. In 2019, subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. A Definitive Estimate of project cost and schedule is expected to be delivered in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. Turquoise Hill expects a review of mine design options for Panel 1, which includes the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property, to be finalized as early as possible in 2021.

LOM highlights of the production from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA

Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----

Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)

Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Copper Recovered	Mlb	1,115	10,497

Gold Recovered	koz	514	9,367

Silver Recovered	koz	3,651	45,378

Notes:

1.	Mineral reserves and mineral resources are reported on a 100% basis.

2.	Entrée has a 20% interest in the above processed material and recovered metal.

3.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.

4.	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case outputs are as follows:

●	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

●	14-year mine life (5-years development production and 9-years block cave production).

●

Maximum production rate of approximately 24,000 tonnes per day (“tpd”), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga

Mine Life (2)	Years	33	77*

Metal Recovered (3) ● Copper ● Gold ● Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

1.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2.

*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

3.	Entrée has a 20% attributable interest in the recovered metal.

●	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

●	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate of project cost and schedule is expected to be delivered in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. Turquoise Hill expects a review of mine design options for Panel 1, which includes the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property to be finalized as early as possible in 2021. Once OTLLC, Turquoise Hill and Rio Tinto have delivered the Definitive Estimate and finalized the review of mine design options for Panel 1, Entrée anticipates it will be able to assess the potential impact on the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The “Entrée/Oyu Tolgoi JV Project” (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see “Shivee West Property Summary” below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge and Southwest IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres (“km”) south of the capital city of Ulaanbaatar and 80 km north of the border with China.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

●	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves included in the 2018 Reserve Case are: 35 million tonnes (“Mt”) grading 1.59% copper, 0.55 grams per tonne (“g/t”) gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. Once OTLLC, Turquoise Hill and Rio Tinto have delivered the Definitive Estimate of project cost and schedule and finalized the review of mine design options for Panel 1, the Company anticipates it will be able to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property.

–

Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

●

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

●	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

2.	** Outline of mineralization projected to surface.

3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 13, 2020 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs). Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The 2018 Technical Report is based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates prepared for OTFS16, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The 2018 Technical Report has not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate of project cost and schedule is expected to be delivered in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. In addition, Turquoise Hill has disclosed that a review of mine design options for Panel 1, which includes the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property, is expected to be finalized as early as possible in 2021. Once OTLLC, Turquoise Hill and Rio Tinto have delivered the Definitive Estimate and finalized the review of mine design options for Panel 1, Entrée anticipates it will be able to assess the potential impact on its share of capital and operating costs in the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2018 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property– Mineral Resources

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)

Hugo North Extension (>0.37% CuEq Cut-Off)

Indicated	122	1.68	0.57	4.21		2.03	4,515	2,200	16,500

Inferred	174	1.00	0.35	2.73		1.21	3,828	2,000	15,200

Heruga (>0.37% CuEq Cut-Off)

Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.

2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.

Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A net smelter return (“NSR”) of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative (“G&A”). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.

Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

5.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

6.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property mineral reserve estimate reported in the 2018 Technical Report has an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1

Classification	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)

Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.

2.

For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.

4.

The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.

5.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to the end of the first quarter 2020 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, Mag West, Bumbat Ulaan and Castle Rock) (refer to Figure 1).

The Airstrip target is located southwest of the airport and is defined by a gravity high anomaly in Carboniferous-age basalts, west of the north projection of the Oyu Tolgoi trend. A 2018 dipole-dipole induced polarization (“IP”) survey, comprised of three, east-west oriented lines resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen out to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. A total of 58 shallow (30-120 metres depth) polycrystalline diamond composite holes have been drilled here intersecting various intrusive phases of rock. No significant intervals of sulphide mineralization were encountered, although one hole did intersect 11 metres grading 0.14% copper and 0.26 g/t gold from 52 metres depth. A scissor hole below this did not intersect any significant mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys and a Tromino survey (to determine the depth of overburden and to apply gravity survey corrections). Drilling was planned for 2018, but none was completed. Seven reverse circulation (“RC”) drill holes totaling 1,850.9 metres were drilled during 2019. Entrée has not received detailed drill results however a summary report indicates that the holes targeted the IP and gravity anomalies at relatively shallow depths with no significant copper mineralization intersected. It is thought that the source of the IP (chargeability) anomaly was patchy pyrite within the host lithologies, which ranged from trace amounts up to approximately 6%. The rocks intersected by the drilling are Carboniferous-aged units dominated by basalt and basaltic andesite lava intruded by rhyolite and quartz monzonite with weak propylitic alteration. Hole EGRC146 returned 4 metres grading 0.93 g/t gold, 0.0593% copper and 2.8 g/t silver from 152.8 metres to 156.8 metres depth within basaltic andesite lava. During 2020 OTLLC is planning geological mapping covering approximately 5,745 hectares over most of the Airstrip target as well as Ulaan Khud and the Gravity Ridge target (see below). A portion of this area will be covered by soil sampling (400 samples on a 200metre by 400 metre grid). In addition, a program of 3D geological/geophysical modelling is also planned for this target area.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Gravity Ridge target is based on a gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed desktop reviews in 2019, as well as an IP geophysical survey. Three east-west oriented lines totaling 25 km were surveyed with IP and the results were pending at the time of this MD&A.

The Southeast IP prospect comprises several clusters of 60 to 511 parts per million (“ppm”) copper soil anomalies, together covering about 3 km by 3 km, adjacent to a strong gradient array IP (chargeability) anomaly. The source of the IP anomaly was not evident through recent follow-up reconnaissance work. These anomalies are located over Carboniferous-aged rocks and additional geological mapping and interpretation completed during 2018 (1:5000 scale covering 1,830 hectares) infers that a Devonian window of rocks could occur immediately west of the IP anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed. During 2019 additional field mapping was completed around the target area followed by 10 wide-spaced RC drill holes totaling 2,131.8 metres. Entrée has not received detailed drill results; however a summary report indicates that the holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. Hole EJRC0073 did intersect minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 metres depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly, which still remains unexplained. All rocks intersected were Carboniferous-age and no target Devonian lithologies have been identified to date. Additional prospecting and sampling is planned for the northern portion of this prospect during 2020. 3D modelling of exploration data is also planned during 2020.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly that OTLLC believes has not been sufficiently tested. The target has a north-trending strike length of 4 km and a width of 1.8 km. The main geological units are Carboniferous basaltic lapillic tuff and Carboniferous granite. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 hectares). Four target areas have been identified at Mag West based on the previous work. Although drilling was initially proposed for 2018, no holes were drilled. The 2019 exploration program comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples. OTLLC reports that anomalous values of copper and molybdenum were returned from the rock chip sampling, however no details were provided to Entrée with the actual values. OTLLC believes that the rock sampling results support the existing soil survey results, with molybdenum more prevalent in the north, associated with a bleached and silicified lithocap. Seven RC drill holes to a depth of 250 metres were budgeted for 2019, however the local communities requested that drilling be deferred so that it did not interfere with areas of winter shelter and sheep grazing. In early 2020, this drilling proposal was updated by OTLLC to include eleven, 250-metre deep RC holes (5 “Priority 1” holes and 6 “Priority 2” holes), which were scheduled to be drilled during 2020. However due to restrictions related to the Covid-19 outbreak, all RC drilling has been put on hold.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the property. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 hectares), along with gravity, IP and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling. In 2019 exploration work comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. According to OTLLC results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition to the HALO sampling, 28 outcrop rock samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values ranging from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to leaching as a result of the acidic environment. One sample from the periphery of the southern advanced argillic zone returned 0.18% copper, 967 ppm manganese and 457 ppm zinc, and is considered important since an anomalous manganese and zinc halo is quite common distal to a porphyry system with depletion at the center. A total of 33 line-km of IP survey were also completed along five, east-west oriented lines. The results of this survey were pending at the time of this MD&A.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Ten RC drill holes to a depth of 250 metres were budgeted for 2019, however due to proximity to winter shelters and some holes being within a 50 metre buffer zone of cultural heritage sites, the drilling was delayed. All sites are being reviewed to see which are accessible and based on this some are being re-located. In early 2020 OTLLC re-designed the drilling program so that no holes are within sensitive cultural heritage sites. The program will include eight 250-metre deep RC drill holes. Six of these are considered as “Priority 1” holes, while the other three are classified as “Priority 2”. Similar to the proposed drilling at the Mag West target, all RC drilling at Bumbat Ulaan is on hold due to restrictions related to the Covid-19 outbreak.

Castle Rock is a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock had identified this as a priority, near-surface target based on a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 metre by 400 metre area of outcropping quartz-sericite-illite altered dacite intrusive. In addition, a strong north-trending IP chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two RC drill holes, EJRC0046 (250 metres depth) and EJRC0047 (227 metres depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a lower priority target.

In addition to the above work the following field work was completed or was scheduled during 2019:

●	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 hectares; West Javkhlant area – 4,288hectares

●	Soil Sampling: Ductile Shear area – 380 samples

●	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 21 for Geochronology

●	Rock Chip Sampling: Shivee Tolgoi – 39 samples; Javkhlant – 49 samples

●	Geophysics: Ground magnetics at West Javkhlant (60% complete); DDIP survey at Javkhlant pending

●	MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire Project with the following main outcomes:

–	Advancement of the existing GOCAD Mining Suite project compilation for the Oyu Tolgoi study area

–	Data compilation for the base of cover, which has been updated and used to cover-correct the gravity data

–	A 3D fault network model has been constructed comprising of a total 37 faults

–	Interpretation and modelling of the major formations across the area of interest (intrusives and faulted stratigraphy)

–	A 3D geological block model was constructed from the various lithological and structural domains

–	Density and susceptibility variations within the geological domains were determined using geologically constrained inversion techniques

–	Soil geochemical data was reviewed and analysed, with a view towards vectoring towards mineralisation

–	Modelling results and other targeting criteria were used to identify potential prospective areas which are to be combined with current target prioritisation work

Soil geochemistry was also reviewed in selected portions of the Entrée/Oyu Tolgoi JV Property, including Bumbat Ulaan, West Mag (5 areas), West Grid (6 areas) and T1231 (1 area; this target is in the Shivee Tolgoi licence to the east of OTLLC’s Oyu Tolgoi licence). The soil geochemistry interpretation work provided soil anomalies and alteration features based on all products/maps derived from univariate Cu, Mo, Au, Ag, Pb and Zn including Cu/Sc and Cu/Fe

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

normalisation, RGB zonation and chalcophile long multivariate analysis. According to OTLLC, alteration mapping appears to be possible with Oyu Tolgoi soils due to the immature nature of the soil profile with reasonable proportions of lithic fragments. Spatially coherent zones of subtle potassic alteration are evident, along with some soils showing sericite/phyllic characteristics. On-going work includes interpretation of spectral data collected on the soils and lithogeochemistry. Soil anomalies have been prioritized and are being evaluated through ground truthing and rock chip sampling. Although priority was placed on anomalies over 2019 drill targets to ensure drill planning was optimized Entrée has not received any detailed analysis of these soil studies.

Finally, during 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt in sampling and drilling. The sampling will also help determine whether a distal signature of Javkhlant I & II (Heruga Southwest Prospect) is detectable at surface and thus usable as a targeting approach in other areas of mapped seemingly unaltered augite basalt.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 13, 2020, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%. To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Underground Development Progress

Oyu Tolgoi Project

On May 13, 2020 Turquoise Hill provided the following updates regarding the Oyu Tolgoi project.

The OTFS16 mine design calls for the development of three panels: Panel 0 followed by Panel 1 and Panel 2. Hugo North Extension is located at the northern extension of Panel 1. As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design.

A design change for Panel 0 on the Oyu Tolgoi mining licence has been approved by OTLLC, Turquoise Hill and Rio Tinto. This is the basis of the Definitive Estimate of project cost and schedule due in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. The approved design, many fundamentals of which remain unchanged from OTFS16, is based on a block cave and includes two pillars; one to the north and one to the south of Panel 0. Study work is ongoing by OTLLC and Rio Tinto to assess the recoverability of the pillars.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The next phase of mine design studies will include design optimization for Panel 0, and a review of mine design options for Panel 1 and Panel 2 to utilize the learnings from the Panel 0 work. The Panel 1 and Panel 2 studies, expected by Turquoise Hill to be finalized as early as possible in 2021, will be informed by additional data collected from an underground drilling program which is in progress.

Turquoise Hill noted the block cave design varies from the OTFS16 design through:

•	incorporation of structural pillars, located immediately north and south of the current Panel 0 boundaries;

•	relocation of ore handling infrastructure to the pillars;

•	initiation via a single undercut face (instead of two); and

•	initiation of Panels 1 and 2 as independent panels or blocks.

Turquoise Hill reported the block cave design anticipates a delay to sustainable first production from the Oyu Tolgoi mining licence of 25 months compared with the first quarter 2021 estimate in Turquoise Hill’s original feasibility study guidance in 2016 (with a range of 21 to 29 months), inclusive of an allowance for schedule contingency, and an increase in development capital cost of $1.5 billion (with a range of $1.3 to $1.8 billion), subject to any additional scheduling delays or increases in capital costs arising from the impacts of the Covid-19 pandemic, which impacts may also reduce the available contingency in these estimates. These estimates will undergo a period of further detailed design, engineering and optimization to support the Definitive Estimate. Turquoise Hill continues to expect completion of the Definitive Estimate in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic.

Preparations to put Shaft 3 and 4 into care and maintenance started in March 2020 as a result of travel restrictions affecting specialist expatriate personnel and equipment providers. Prior to this, Shaft 3 construction works progressed on sinking ventilation, compressor building, pump house and local mine dry. Shaft 4 compressor building, pump house, pumping system and mine dry were completed and the galloway and headframe work progressed towards being ready for sinking to start. The possibility of specialised support via remote means is being explored to minimise the impact of travel restrictions on development progress by allowing commissioning work to continue at Shaft 4.

Civil works continued in the primary crusher one chamber with mass pour number 10 completed in March 2020. Work has slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has currently been reduced to day shift activity only from late March. The opportunity to return to a double shift pattern is currently being assessed. The changes to Shaft 3 and 4 progress, as well as primary crusher one construction, has resulted in a reduction of approximately 1,400 people onsite.

Ordinary course elongation of newly commissioned ropes may impact Shaft 2 ore hoisting. Payload and speed have been reduced to prolong the ability to use the hoist until specialised personnel are able to reach the site to perform the necessary adjustments. These mitigations allow development to proceed unimpeded and the potential for remote support to rectify the situation while travel restrictions remain in place is being discussed. People and materials movement via the service hoist continue to operate normally.

Good underground development progress continued in the first quarter 2020. Focus on productivity gains on the most critical development areas has reaped substantial improvements. Underground development progressed 5.5 total eqm and completed 3.2 cubic km of mass excavation during the quarter. Since the restart of underground development in May 2016, 38.4 total eqm and 158.5 cubic km of mass excavation have been completed.

Turquoise Hill reported that at the end of March 2020, it had approximately $1.8 billion of available liquidity, split between remaining project finance proceeds of $0.2 billion and $1.6 billion of cash and cash equivalents. Turquoise Hill currently expects to have enough liquidity to fund its operations and underground development, including possible progression of the proposed Tavan Tolgoi-based power plant or other power alternatives currently under discussion with the Government of Mongolia, through the third quarter 2021. Taking into consideration the estimated impacts of increases to underground development capital that Turquoise Hill announced, as well as delays to first sustainable production from the Oyu Tolgoi mining licence, Turquoise Hill expects to need significant incremental financing to sustain its underground development and construction of the proposed Tavan Tolgoi-based power plant beyond this timeframe. Turquoise Hill reported that it will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses and as discussions progress with the Government of Mongolia to conclude a mutually acceptable basis on which to proceed with securing a long-term domestic power supply for Oyu Tolgoi; however, Turquoise Hill’s current estimates indicate an incremental funding requirement, over and above the $1.8 billion in liquidity currently available to it, of at least $4 billion. Turquoise Hill reported that it is well progressed in its discussions with Rio Tinto regarding its proposal for sourcing incremental interim funding to ensure it can progress the underground development over and above its $1.8 billion of available liquidity.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Oyu Tolgoi Power Supply

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The Power Source Framework Agreement (“PSFA”) entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power plant, as well as potentially alternative power solutions, to supply the Oyu Tolgoi mine. The PSFA contemplates that the power plant would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 km from the Oyu Tolgoi mine.

On February 17, 2020, Turquoise Hill announced the submission of a Feasibility Study for the Tavan Tolgoi Power Plant (“TTPP”) project to the Government of Mongolia by OTLLC.

The TTPP Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million. The estimate is based on the results of a competitive tender process for a “turnkey” engineering, procurement and construction contract as well as certain assumptions for other costs yet to be finalized such as government fees, licenses and reimbursements.

On February 14, 2020, OTLLC and the Government of Mongolia commenced a negotiation process under the PSFA to confirm a mutually acceptable pathway to secure long-term domestic power supply for Oyu Tolgoi. The first phase of the process concluded on April 14, 2020 without OTLLC and the Government of Mongolia reaching agreement on a basis for which TTPP could proceed. In the second phase of the process, which will conclude on June 14, 2020, the parties are required to progress the alternative power supply options specified in the PSFA; an Oyu Tolgoi mine site-based power plant; a primary renewables solution; and grid supply.

According to Turquoise Hill, on April 14, 2020, the Minister of Energy notified OTLLC of the Government’s decision to develop and fund a State-Owned Power Plant to be located at the Tavan Tolgoi coal fields (“SOPP”), which would supply power to the Oyu Tolgoi mine and potentially other regional mines. OTLLC has indicated to the Government of Mongolia its willingness to support SOPP, subject to certain conditions being satisfied and clarifications being provided. Turquoise Hill reported that OTLLC is currently in discussions with the Government of Mongolia concerning the SOPP concept and, in particular, is seeking confirmation that SOPP may be considered as part of the second contingency phase under the PSFA. OTLLC is also seeking clarification from the Government of Mongolia with respect to the commercial terms of power supply, development process, proposed sources of financing and expected timing of SOPP completion.

The terms of the PSFA provide, among other things, that if agreement cannot be reached between OTLLC and the Government of Mongolia on an alternative power solution by June 14, 2020, then OTLLC is thereafter entitled to select and implement one of the alternative options specified in the PSFA.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review the implementation of the Oyu Tolgoi Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, OTLLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

Turquoise Hill subsequently reported that a new working group of nine Members of Parliament had been established to take the Working Group report and draft a resolution directing the Cabinet on recommendations related to Oyu Tolgoi. The draft resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019. On December 11, 2019, Turquoise Hill reported that the resolution includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the 2011 Amended and Restated Shareholders’ Agreement, improve the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for a special royalty. Turquoise Hill reported that representatives of Rio Tinto and Turquoise Hill are currently engaged with the Government of Mongolia to work together and resolve the issues raised in the resolution.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entree/Oyu Tolgoi JV Property

The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern extension of Panel 1. Once OTLLC, Turquoise Hill and Rio Tinto have delivered the Definitive Estimate and completed the review of mine design options for Panel 1, Entrée anticipates it will be able to assess the potential impact on resources and reserves estimates, the estimated timing and amount of development production and initial block cave production from Lift 1 of the Hugo North Extension deposit and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Q1 2020 Review

For the three months ended March 31, 2020, Entrée expenses related to Mongolian operations represented in-country administration expenses and were not significant.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited (“FML”), a subsidiary of Lodestone Equities Limited (“Lodestone”) pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the “Deed”) with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Q1 2020 Review

Expenditures in Q1 2020 were minimal and related to administrative costs in Australia.

INVESTMENTS

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, a public company listed on the London Stock Exchange (“LSE”) and the TSX, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Cañariaco Project Royalty Pass-Through Payments”) as follows:

●	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

●	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

●	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

In 2019, the Company disposed of all its investments in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three months ended March 31 were:

	Three months ended March 31

	2020	2019	2018

Expenses

Exploration	$34	$40	$70

General and administrative	320	377	447

Share-based compensation	-	1	17

Depreciation	26	27	6

Other	-	-	(23)

Operating loss	380	445	517

Foreign exchange loss (gain)	632	(20)	135

Interest income	(24)	(34)	(25)

Interest expense	87	79	76

Loss from equity investee	54	60	13

Finance costs	5	10	-

Deferred revenue finance costs	833	789	732

Gain on sale of investments	-	(123)	-

Net loss	1,967	1,206	1,448

Other comprehensive (income) loss

Foreign currency translation	(4,050)	822	(1,122)

Total comprehensive (income) loss	$(2,083)	$2,028	$326

Net loss per common share

Basic and fully diluted	$(0.01)	$(0.01)	$(0.01)

Total assets	$5,344	$7,166	$7,819

Total non-current liabilities	$50,089	$48,756	$47,007

Operating Loss:

During the three months ended March 31, 2020, the Company’s operating loss was $0.4 million compared to an operating loss of $0.4 million for the three months ended March 31, 2019.

Exploration, general and administration and depreciation expenses in Q1 2020 were all consistent with the comparative period in 2019.

Non-operating Items:

The foreign exchange loss in Q1 2020 was the result of significant foreign exchange rate movements between the C$ and US dollar during the period. The Company holds the majority of its cash in C$ and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The decrease in total assets as at March 31, 2020 compared to the balance at March 31, 2019 was reflective of the use of funds for normal operating activities while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs.

Quarterly Financial Data – 2 year historic trend

	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18

Exploration	$34	$39	$63	$31	$40	$38	$41	$26

General and administrative	320	402	326	385	377	202	298	209

Share-based compensation	-	339	-	-	1	453	13	23

Depreciation	26	25	27	26	27	5	5	6

Operating loss	380	805	416	442	445	698	357	264

Unrealized loss on investments	-	-	-	-	-	1	3	69

Foreign exchange loss (gain)	632	(137)	84	(122)	(20)	145	(81)	88

Interest expense, net	63	50	44	43	45	50	47	48

Loss from equity investee	54	96	77	40	60	66	34	61

Deferred revenue finance costs	833	837	820	804	789	761	750	743

(Gain) loss on sale of asset / investment	-	-	-	-	(123)	8	-	(361)

Finance costs(1)	5	6	6	7	10	-	-	-

Net loss	$1,967	$1,657	$1,447	$1,214	$1,206	$1,729	$1,110	$912

Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

1.

Effective January 1, 2019, the Company has adopted IFRS 16, Leases (“IFRS 16”), using the modified retrospective method which applies the standard prospectively and, as such, figures related to 2018 have not been restated to conform to IFRS 16.

Exploration and general and administrative costs have been consistent since Q2 2018 with minimal variability quarter to quarter.

Share-based compensation expenditures in Q4 2019 and Q4 2018 were due to option grants.

The foreign exchange loss in Q1 2020 was the result of significant foreign exchange rate movements between the C$ and US dollar during the current quarter.

Interest expense, net, consists of accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense was consistent quarter on quarter.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due mainly to exploration activity.

Gains on sale of asset / investment was related to the disposal of Anglo Pacific common shares in Q1 2019 and the sale of the Cañariaco Project Royalty in Q2 2018.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended March 31

	2020	2019	2018
Cash flows used in operating activities

- Before changes in non-cash working capital items	$(422)	$(426)	$(227)

- After changes in non-cash working capital items	(385)	(718)	(191)

Cash flows (used in) from financing activities	(22)	(17)	130

Cash flows from investing activities	-	1,035	-

Net cash (outflows) inflows	(407)	300	(61)

Effect of exchange rate changes on cash	(203)	21	(368)

Cash balance	$4,770	$6,475	$6,639

Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.00)

- After changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.00)

As at March 31, 2020, the Company has $3.7 million invested in Government Investment Certificates (“GICs”) and Redeemable Short-Term Investment Certificates (“RSTICs”) which are included in its cash balance. All amounts are secured and redeemable within 1 year.

Cash flows before changes in non-cash working capital items in Q1 2020 were comparable to the comparative period in 2019.

Cash flows used in financing activities were immaterial in both Q1 2020 and Q1 2019.

Cash flows from investing activities in Q1 2019 were related to the proceeds from sale of investment (see “Investments” section above).

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at March 31, 2020 was approximately $4.8 million. The Company holds the majority of its cash in Canadian currency. As a result of the significant change in the foreign exchange rate versus the US dollar in March 2020, the Company’s US dollar reported cash balance was negatively impacted by approximately $0.2 million. However, the majority of the Company’s expenditures are in C$ and these foreign exchange rate movements are not expected to have a material impact on the Company’s cash position.

Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Contractual Obligations

As at March 31, 2020, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years

Lease commitments	$ 282	$ 112	$ 170	$ -	$ -

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At March 31, 2020 and at the date of this MD&A, the Company had 175,470,074 shares issued and outstanding.

Share Purchase Warrants

At March 31, 2020 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date

8,655	0.55	January 10, 2022

610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company’s closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the “Board”).

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

As at March 31, 2020, the Company had 9,945,000 stock options outstanding and exercisable.

The following is a summary of stock options outstanding and exercisable as at the date of this report:

Number of share options (000`s)	Exercise price per share C$	Expiry date

1,300	0.28 – 0.32	July – Dec 2020

2,210	0.33 – 0.36	Mar – Nov 2021

1,880	0.52 – 0.62	May – Oct 2022

2,265	0.55 – 0.63	Feb – Dec 2023

2,290	0.365	Dec 2024

9,945

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined), the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s most recently filed AIF.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three months ended March 31, 2020 and 2019 are as follows:

	2020	2019

Directors’ fees	$38	$33

Salaries and benefits	$140	$137

Share-based compensation	$-	$-

As of March 31, 2020, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.0 million (December 31, 2019 – $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2019 – $1.1 million) will become payable to certain officers and management personnel of the Company.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2020:

March 31, 2020	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$4,770	$-	$-	$4,770

Receivables	-	10	-	10

Deposits	-	11	-	11

Total financial assets	$4,770	$21	$-	$4,791

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$55	$55

Lease liabilities	-	-	267	267

Loan payable	-	-	9,139	9,139

Total financial liabilities	$-	$-	$9,461	$9,461

There have been no transfers between fair value levels during the reporting period.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2019.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. Other than the revised risk factor below describing the risks and uncertainties most likely to affect the Company as a result of the continuing Covid-19 pandemic, the material risks and uncertainties affecting Entrée, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 13, 2020 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, as previously disclosed, in late December 2019, a disease arising from a novel coronavirus (Covid-19) was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The Covid-19 pandemic has significantly disrupted global health, economic and market conditions, which could trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing Covid-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company’s joint venture partner, other businesses and governments, including the Government of Mongolia, are taking to combat the spread of the disease, continues to rapidly evolve, and it continues creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict the extent to which Covid-19 will impact its business, including its operations, the market for its securities and the ability of its joint venture partner to advance Oyu Tolgoi underground development. As such, it is possible that the Covid-19 pandemic will adversely affect, even materially, the ability of the Company’s joint venture partner to advance Oyu Tolgoi underground development, as well as the Company’s financial condition, liquidity, and future results of operations due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of Covid-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. Oyu Tolgoi underground development has been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OTLLC, Rio Tinto and their construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, and (ii) delays resulting from various measures implemented to slow the spread of Covid-19.

•

The spread of Covid-19 may cause schedule delays and cost increases and there may be impacts on the timing and scope of the Definitive Estimate review. Effects of the Covid-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact OTLLC’s ability to secure on a timely basis a long-term domestic source of power for Oyu Tolgoi as required under the Oyu Tolgoi Investment Agreement. Suppliers have declared and may continue to declare force majeure on their contracts with OTLLC.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and the Company’s future prospects, including significant fluctuations in copper prices and the concentrate market. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•	The spread of Covid-19 may impact the health of the Company’s personnel, partners and contractors,

•

Unstable market conditions could cause continued significant volatility or decline in the trading price of the Company’s common shares. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the ability of OTLLC, Turquoise Hill and Rio Tinto to secure the significant incremental funding required to sustain underground development and the potential construction of the proposed Tavan Tolgoi-based power plant.

Due to the unprecedented and ongoing nature of Covid-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the Covid-19 pandemic remain inherently highly uncertain and speculative. While the Company and its joint venture partner have made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of Covid-19 on the business and the effectiveness of these efforts and the extent to which the Covid-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic the likelihood, timing, duration and scope of any subsequent waves of Covid-19, and the measures taken or necessary to contain the spread of such outbreaks. Even after the Covid-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. In addition to the risks mentioned above, the Covid-19

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

pandemic, as well as any other public health crisis of a similar nature, may also have the effect of heightening other risks and uncertainties disclosed and described in the Critical Accounting Estimates, Risks and Uncertainties section in its MD&A for the year ended December 31, 2019 and in the Risk Factors section in its AIF dated March 13, 2020.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Entrée, their potential impact, and the Company`s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 13, 2020 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company’s internal control over financial reporting occurred during the period beginning on January 1, 2020 and ended on March 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the mine design for Panel 0 and the re-design study for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the related resources and reserves estimates, cost and schedule implications; timing and status of the Tavan Tolgoi-based power project and alternative power supply options; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the future prices of copper, gold, molybdenum and silver; the potential impact of Covid-19 (coronavirus) on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction

Q1 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the potential impact of Covid-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person (“QP”) as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.